Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Partners
Duke Realty Limited Partnership:

We consent to incorporation by reference in the registration statement No. 333-108557-01 on Form S-3 of Duke Realty Limited Partnership of our report dated February 28, 2005, except as to notes 5 and 7, which are as of September 6, 2005, relating to the consolidated balance sheets of Duke Realty Limited Partnership and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule III, which report appears in the current report on Form 8-K of Duke Realty Limited Partnership dated September 6, 2005.

KPMG LLP
Indianapolis, Indiana
September 6, 2005